TSMC Reports Second Quarter EPS of NT$7.01

HSINCHU, Taiwan, R.O.C., Jul. 20, 2023 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$480.84 billion, net income of NT$181.80 billion, and diluted earnings per share of NT$7.01 (US$1.14 per ADR unit) for the second quarter ended June 30, 2023.

Year-over-year, second quarter revenue decreased 10.0% while net income and diluted EPS both decreased 23.3%. Compared to first quarter 2023, second quarter results represented a 5.5% decrease in revenue and a 12.2% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, second quarter revenue was $15.68 billion, which decreased 13.7% year-over-year and decreased 6.2% from the previous quarter.

Gross margin for the quarter was 54.1%, operating margin was 42.0%, and net profit margin was 37.8%.

In the second quarter, shipments of 5-nanometer accounted for 30% of total wafer revenue; 7- nanometer accounted for 23%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 53% of total wafer revenue.

“Our second quarter business was impacted by the overall global economic conditions, which dampened the end market demand, and led to customers’ ongoing inventory adjustment,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into third quarter 2023, we expect our business to be supported by the strong ramp of our 3-nanomenter technologies, partially offset by customers’ continued inventory adjustment.”

Based on the Company’s current business outlook, management expects the overall performance for third quarter 2023 to be as follows:

•Revenue is expected to be between US$16.7 billion and US$17.5 billion;
And, based on the exchange rate assumption of 1 US dollar to 30.8 NT dollars,
•Gross profit margin is expected to be between 51.5% and 53.5%;
•Operating profit margin is expected to be between 38% and 40%.

TSMC’s 2023 second quarter consolidated results:

(Unit: NT$ million, except for EPS)

	2Q23 Amount[a]	2Q22 Amount	YoY Inc. (Dec.) %	1Q23 Amount	QoQ Inc. (Dec.) %
Net sales	480,841	534,141	(10.0)	508,633	(5.5)
Gross profit	260,200	315,468	(17.5)	286,500	(9.2)
Income from operations	201,958	262,124	(23.0)	231,238	(12.7)
Income before tax	214,675	265,998	(19.3)	244,275	(12.1)
Net income	181,799	237,027	(23.3)	206,987	(12.2)
EPS (NT$)	7.01[b]	9.14[b]	(23.3)	7.98[b]	(12.2)
a: 2Q2023 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	TSMC Deputy Spokesperson: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Media Contacts: Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com